Filed pursuant to Rule 497(a)
File No. 333-234243
Rule 482ad

EAGLE POINT INCOME COMPANY

QUARTERLY UPDATE – 3Q 2019





EAGLE POINT INCOME COMPANY

NOVEMBER 19, 2019

IMPORTANT INFORMATION



This presentation and the information and views included herein do not constitute investment advice, or a recommendation or an offer to enter into any transaction with Eagle Point Income Company Inc. ("EIC" or the "Company") or any of its affiliates. This presentation is provided for informational purposes only, does not constitute an offer to sell securities of the Company or a solicitation of an offer to purchase any such securities, is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted, and is not a prospectus. From time to time, the Company may have a registration statement relating to one or more of its securities on file with the Securities and Exchange Commission ("SEC"). Any registration statement that has not yet been declared effective by the SEC, and any prospectus relating thereto, is not complete and may be changed. Any securities that are the subject of such a registration statement may not be sold until the registration statement filed with the SEC is effective.

This presentation is solely for the use of the intended recipient(s). The information and its contents are the property of Eagle Point Income Management LLC (the "Adviser") and/or the Company. Any unauthorized dissemination, copying or use of this presentation is strictly prohibited and may be in violation of law. This presentation is being provided for informational purposes only.

Investors should read the Company's prospectus and SEC filings (which are publicly available on the EDGAR Database on the SEC website at http://www.sec.gov) carefully and consider their investment goals, time horizons and risk tolerance before investing in the Company. Investors should consider the Company's investment objectives, risks, charges and expenses carefully before investing in securities of the Company as described in the prospectus. There is no guarantee that any of the goals, targets or objectives described in this presentation will be achieved. An investment in the Company is not appropriate for all investors and is not intended to be a complete investment program. Shares of closed-end investment companies, such as the Company, frequently trade at a discount from their net asset value, which may increase investors' risk of loss. **Past performance is not indicative of, or a guarantee of, future performance**. The performance and certain other portfolio information quoted herein represents information as of dates noted herein. Nothing herein shall be relied upon as a representation as to the future performance or portfolio holdings of the Company. Investment return and principal value of an investment will fluctuate, and shares, when sold, may be worth more or less than their original cost. The Company's performance is subject to change since the end of the period noted in this report and may be lower or higher than the performance data shown herein. More recent performance information current to the most recent month-end is available by calling (844) 810-6501.

Neither the Adviser nor the Company provides legal, accounting or tax advice. Any statement regarding such matters is explanatory and may not be relied upon as definitive advice. Investors should consult with their legal, accounting and tax advisers regarding any potential investment. The information presented herein is as of the dates noted and is derived from financial and other information of the Company, and, in certain cases, from third party sources and reports (including reports of third party custodians, CLO collateral managers and trustees) that have not been independently verified by the Company. As noted herein, certain of this information is estimated and unaudited, and therefore subject to change. The Company does not represent that such information is accurate or complete, and it should not be relied upon as such. This report does not purport to be complete and no obligation to update or revise any information herein is being assumed.

Information contained on our website is not incorporated by reference into this report and you should not consider information contained on our website to be part of this report or any other report we file with the SEC.

ABOUT EAGLE POINT INCOME COMPANY

The Company is a non-diversified, closed-end management investment company. The Company's investment objective is to generate high current income, with a secondary objective to generate capital appreciation, by investing primarily in junior debt tranches of CLOs. In addition, the Company may invest up to 20% of its total assets (at the time of investment) in CLO equity securities and related securities and instruments (primarily via minority ownership positions). The Company is externally managed and advised by Eagle Point Income Management LLC.

The Company makes a monthly estimate of NAV and certain additional financial information available to investors via its website (www.eaglepointincome.com). This information includes (1) an estimated range of the Company's NII and realized capital gains or losses per share of common stock for each calendar quarter end, generally made available within the first fifteen days after the applicable calendar month end, (2) an estimate of the Company's NAV per share of common stock for the prior month end and certain additional portfolio-level information, generally made available within the first fifteen days after the applicable calendar month end, and (3) with respect to each calendar quarter end, an updated estimate of the Company's NAV per share of common stock and NII and realized capital gains or losses for the applicable quarter, if available.

FORWARD-LOOKING STATEMENTS

These materials may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this presentation may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in the prospectus and the Company's other filings with the SEC. The Company undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this presentation.

TABLE OF CONTENTS



1. Introduction to Eagle Point Income Company Inc. (EIC)

2. Senior Investment Team and Investment Process

3. CLO Market Overview

4. EIC Supplemental Information

5. Selected Market Data

INTRODUCTION TO
EAGLE POINT INCOME COMPANY







INTRODUCTION TO EIC

Company and Adviser Overview

EAGLE POINT INCOME COMPANY

The Company: Eagle Point Income Company Inc.	
IPO Date	▪ July 23, 2019
Investment Objective	▪ Primary objective is to generate high current income, with a secondary objective to generate capital appreciation ▪ Seek to achieve these objectives by investing primarily in junior debt tranches of CLOs with a focus on BB-Rated CLO Debt[1] ▪ Up to 20% of assets may be invested in CLO equity and related securities and investments[2]
Market Capitalization	▪ $113.1 million[3]
Distributions	▪ Monthly common distribution of $0.1326 per share (current distribution rate of 8.5%)[4]

The Adviser: Eagle Point Income Management LLC	
History	▪ Eagle Point Income Management LLC is the Adviser to the Company. The Adviser is affiliated with Eagle Point Credit Management LLC (together with the Adviser, “Eagle Point”), the external adviser of Eagle Point Credit Company Inc. (NYSE: ECC) ▪ Eagle Point Credit Management LLC was formed in 2012 by Thomas Majewski and Stone Point Capital LLC as a specialist investment manager focused exclusively on CLOs and related investments ▪ Eagle Point is headquartered in Greenwich, CT and has 27 professionals
Asset Under Management	▪ Approximately $2.8 billion[5] managed across the Eagle Point platform on behalf of institutional, high net worth and retail investors

1. As rated by Moody’s Investors Service, Inc., Standard & Poor’s, Fitch Ratings, Inc. and/or other applicable nationally recognized statistical rating organizations. Securities rated BBB- and below are rated below investment grade and are considered speculative with respect to timely payment of interest and repayment of principal.
2. As measured at the time of investment and primarily via minority ownership positions.
3. Based on shares of common stock outstanding as of September 30, 2019 and the market share price of $18.80 as of November 12, 2019.
4. Based on EIC’s closing market price of $18.80 per share on November 12, 2019 and frequency of regular distributions declared since October 1, 2019.
5. As of September 30, 2019 and inclusive of capital commitments that were undrawn as of such date, as well as amounts managed by Eagle Point Credit Management LLC, an affiliate of the Adviser.



EIC Highlights

CLO Junior Debt is an Attractive Asset Class	▪ BB-Rated CLO Debt has had a relatively **low historical default rate** of 7 bps per annum[1] ▪ We believe that BB-Rated CLO debt offers the potential for higher returns as compared to senior secured loans and high yield bonds ▪ The Credit Suisse Leveraged Loan Index has generated positive total returns in 25 of the past 27 years[2]
Specialized Investment Team	▪ Eagle Point is exclusively focused on CLO securities and related investments ▪ Each member of Eagle Point's senior investment team is a CLO industry specialist who has been directly involved in the CLO market for the majority of his career
Differentiated Investment Strategy and Process	▪ With an emphasis on assessing the skill of CLO collateral managers and analyzing CLO structures, the Adviser believes that its approach is more akin to a *private equity style* investment approach than to the typical process used by many fixed income investors

1. Standard & Poor's, Default, Transition, and Recovery: 2017 Annual Global Leveraged Loan CLO Default Study And Rating Transitions. See page 6.
2. The CSLLI tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Similarly, since 2001, from a total return perspective, the S&P/LSTA Leveraged Loan Index experienced only two down years (2008 and 2015 with returns of -29.1% and -0.7%, respectively). The S&P/LSTA Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments. See page 13.

Past performance is not indicative of, or a guarantee of, future performance. Please see Important Information on page 1.



INTRODUCTION TO EIC

Why Invest in BB-Rated CLO Debt?

EAGLE POINT INCOME COMPANY

Key Attributes

- Potential for lower credit expense
- Potential for higher returns
- Expected protection against rising interest rates[1]

Potential For Lower Credit Expense

From 1996 - 2Q 2018, the cumulative default rate on BB-Rated CLO Debt was 1.5% (or ~ 7 bps per annum)[2]



1.5%
(20 out of 1,347 tranches)
98.5%
(1,327 out of 1,347 tranches)
BB-Rated CLO Debt tranches that did not default
BB-Rated CLO Debt tranches that defaulted

Potential For Higher Returns

The spread on BB-Rated CLO Debt is currently 443 to 452 bps in excess of that on high yield bonds and senior secured loans



J.P. Morgan CLO BB Post-Crisis Discount Margin
J.P. Morgan BB HY Spread to Worst (over swaps)
J.P. Morgan Leveraged Loan Index BB Spread to 3-yr
1,150
950
750
550
350
150
731 bps
288 bps
279 bps
Incremental Return Opportunities
1/1/14
4/1/14
7/1/14
10/1/14
1/1/15
4/1/15
7/1/15
10/1/15
1/1/16
4/1/16
7/1/16
10/1/16
1/1/17
4/1/17
7/1/17
10/1/17
1/1/18
4/1/18
7/1/18
10/1/18
1/1/19
4/1/19
7/1/19

Source: J.P. Morgan, as of September 30, 2019.

Past performance is not indicative of, or a guarantee of, future performance. No representation is being made as to the applicability of historical statistics to future periods. The information shown herein is for background purposes only. Please see Important Information on page 1.

1. Similar to the senior secured loans that serve as the underlying collateral for CLOs, BB-Rated CLO debt is a floating rate security that pays interest based on the 3-month LIBOR, plus a spread and, as a result, is expected to have lower interest rate risk than other fixed income securities in a rising interest rate environment. However, the Company's CLO investments are still subject to other forms of interest rate risk.
2. Standard & Poor's, Default, Transition, and Recovery: 2017 Annual Global Leveraged Loan CLO Default Study And Rating Transitions; Adviser's analysis of market data over applicable periods. The default rate on BB-Rated CLO Debt for the period from 1996 through 2Q 2018 is 1.5% (or just 0.07% per annum) as compared to 2.7% per annum for senior secured loans (from 1998 through 2Q 2018, the period for which the data is available) and 4.3% per annum for high-yield bonds (from 1996 through 2Q 2018).





SENIOR INVESTMENT TEAM AND INVESTMENT PROCESS

EAGLE POINT
INCOME COMPANY





Senior Investment Team

Thomas Majewski
Managing Partner
Member of Eagle Point's Board and Investment Committee

24 Years in Financial Services

18 Years in CLO Industry

Background

Direct experience in the CLO market dating back to the late 1990s

Founder of Eagle Point

- Longstanding experience as a CLO industry investor and investment banker
- Former Head of CLO Banking at RBS and Merrill Lynch



Daniel Ko
Principal and Portfolio Manager

13 Years in Financial Services

13 Years in CLO Industry

Background

Direct experience in the CLO market dating back to 2006

CLO structuring specialist

- Specialized exclusively in structured finance throughout entire career
- Former Vice President at Bank of America Merrill Lynch in the CLO structuring group responsible for modeling the projected deal cash flows, negotiating deal terms with both debt and equity investors and coordinating the rating process



Daniel Spinner, CAIA
Principal and Portfolio Manager

23 Years in Financial Services

17 Years in CLO Industry

Background

Direct experience in the CLO market dating back to the late 1990s

Manager evaluation and due diligence specialist

- Former Investment Analyst at 1199SEIU responsible for the private markets portfolios
- Former Co-Founder of Structured Capital Partners, a financial holding company formed to invest in CLO collateral managers
- Credit trained at Chase Manhattan Bank where he spent seven years in the Financial Institutions Group, with coverage responsibility for asset managers including CLO collateral managers

INVESTMENT PROCESS

Investment Strategy and Process

- With an emphasis on assessing the skill of CLO collateral managers and analyzing CLO structures, the Adviser believes that its approach is more akin to a *private equity-style investment approach* than to the process used by many fixed income investors
- The Adviser believes that Eagle Point's relative size and prominence in the CLO market enhances the Company's ability to source investments and secure attractive allocations


✓ Proactive sourcing and identification of investment opportunities
✓ Methodical investment analysis and due diligence process
✓ Ongoing monitoring and risk management
Goal
Outperform the CLO market over the long-term

Reflects the Adviser's current opinions and investment process only, which are subject to change without notice. There is no assurance that the Company will achieve its objectives or that the Adviser's investment process will achieve its desired results.

CLO MARKET OVERVIEW





CLO MARKET OVERVIEW
The CLO Market is Large and Important to the Loan Market



The CLO market is the largest source of capital for the institutional senior secured loan market[1]

U.S. Leveraged Loans Outstanding ($ Billions)[1]



U.S. CLO Outstanding ($ Billions)[2]



Demand for Senior Secured Loans[1,3]



Other Investors 42%

CLOs 58%

1. Source: S&P Capital IQ, as of September 30, 2019.
2. Source: Refinitiv Leveraged Loan Monthly, as of September 30, 2019.
3. Represents average demand for newly issued leveraged loans from 2016 through 2018.

CLO MARKET OVERVIEW
Senior Secured Loans are the Raw Material of CLOs



Senior secured loans represent direct credit exposure

Senior	Senior position in a company's capital structure
Secured	First lien security interest in a company's assets
Floating Rate	Mitigates interest rate risk associated with fixed rate bonds[1]
Low LTV	Senior secured loans often have a loan-to-value ratio of approximately 40-60%[2]

Illustrative Borrower Capital Structure

Assets	Liabilities and Equity	% of Capital Structure
- Cash - Receivables - Inventory - Property - Plant - Equipment - Brands/Logos - Intangibles - Subsidiaries	**Senior Secured Loans** First priority pledge of assets	**40-60%**
	Subordinated Bonds Generally unsecured	**10-20%**
	Equity Dividends restricted while Senior Secured Loan is outstanding	**30-50%**

Illustrative purposes only. The actual capital structure of a borrower may vary.

Moody's Average Recovery Rate (1987–2016)[3]



Source: Moody's Investors Service – Annual Default Study: Corporate Default and Recovery Rates, 1920-2016.

Past performance is not indicative of, or a guarantee of, future performance. Please see Important Information on page 1.

1. The Adviser expects CLO equity to provide some measure of protection against rising interest rates when LIBOR is above the average LIBOR floor on a CLO's underlying assets. However, CLO equity is still subject to other forms of interest rate risk.

2. Loan-to-value ratio is typically based on market values as determined in an acquisition, by the public in the case of publicly traded companies, or by private market multiples and other valuation methodologies in the case of private companies.

3. No representation is being made as to the applicability of historical relative recovery rates to future periods. The information shown herein is for background purposes only.

CLO MARKET OVERVIEW
The CSLLI has had 25 Years of Positive Total Returns in its 27 Year History



Credit Suisse Leveraged Loan Index ("CSLLI") Annual Total Return[1]

Annualized Return: 5.4%[1]

Year	Return
1992	6.8%
1993	11.2%
1994	10.3%
1995	8.9%
1996	7.5%
1997	8.3%
1998	5.3%
1999	4.7%
2000	4.9%
2001	2.7%
2002	1.1%
2003	11.0%
2004	5.6%
2005	5.7%
2006	7.3%
2007	1.9%
2008	-28.8%
2009	44.9%
2010	10.0%
2011	1.8%
2012	9.4%
2013	6.2%
2014	2.1%
2015	-0.4%
2016	9.9%
2017	4.2%
2018	1.1%
YTD 2019	6.4%

Past performance is not indicative of, or a guarantee of, future performance. Please see Important Information on page 1.

1. The CSLLI tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Similarly, since 2001, from a total return perspective, the S&P/LSTA Leveraged Loan Index experienced only two down years (2008 and 2015 with returns of -29.1% and -0.7%, respectively). The S&P/LSTA Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments.

Source: Credit Suisse, as of September 30, 2019.

CLO MARKET OVERVIEW
Loan Market Repayment Rate



Loan repayments provide capital for reinvestment within CLOs

Annual Repayment Rate

Legend: ■ Annual Repayment Rate — Average

Year	Rate
2003	48.9%
2004	56.4%
2005	48.2%
2006	44.7%
2007	37.3%
2008	8.8%
2009	14.8%
2010	26.9%
2011	40.1%
2012	38.7%
2013	46.9%
2014	27.6%
2015	21.1%
2016	29.6%
2017	38.1%
2018	24.1%
YTD 2019	20.3%

23.6% Cumulative Repayments (2008 + 2009)

Source: S&P LCD, as of September 30, 2019.

CLO MARKET OVERVIEW

CLOs are Securitizations of a Portfolio of Senior Secured Loans



EIC focuses primarily in junior debt tranches of CLOs, with a focus on BB-Rated CLO Debt



CLO Assets
CLO Liabilities and Equity
Primarily Floating Rate Loan Collateral
Portfolio of Primarily Senior Secured Loans
Typically B-Rated on Average
AAA-Rated Debt Tranche
60-65%
AA-Rated Debt Tranche
9-13%
A-Rated Debt Tranche
5-9%
BBB-Rated Debt Tranche
4-6%
BB-Rated Debt Tranche
4-6%
Unrated Equity Tranche
8-11%
Primarily Floating Rate CLO Debt
The Company's Primary Focus

Key Characteristics of CLO Structure

- No mark-to-market triggers (i.e., no margin calls or forced sales)
- Match funded (i.e., limited refinancing risk on CLO debt)[1]
- Ability to reinvest loan principal (i.e., actively managed)

The CLO structure highlighted on this page is a hypothetical structure, and the structure of CLOs in which the Company invests may vary from the example.

1. Since a CLO's indenture typically requires that the maturity dates of a CLO's assets (typically 5 to 8 years from the date of issuance of a senior secured loan) be shorter than the maturity date of the CLO's liabilities (typically 12 to 13 years), CLOs generally do not face refinancing risk on the CLO debt. However, CLO investors do face reinvestment risk with respect to a CLO's underlying portfolio. In addition, in most CLO transactions, CLO debt investors are subject to prepayment risk in that the holders of a majority of the equity tranche can direct a call or refinancing of a CLO, which would cause the CLO's outstanding CLO debt securities to repaid at par.

CLO MARKET OVERVIEW
Key Forms of Credit Enhancement for CLO Debt Investors



CLO debt benefits from structural features and covenants that enhance its credit protection

- **Overcollateralization**

  — At a CLO's inception, the principal value of the loan collateral exceeds the principal amount of the CLO debt outstanding (i.e., the CLO debt is "overcollateralized" by excess loan collateral)

- **Excess Spread**

  — Since the spread on a CLO's loan collateral exceeds the spread on the CLO debt, this excess spread serves as a source of credit enhancement for CLO debt investors

- **Non-Static Structure**

  — The structure of CLOs enables the CLO collateral manager to take advantage of periods of market stress and loan price volatility by re-investing principal proceeds from loan repayments and sales into loans potentially at lower prices and wider spreads



In the Adviser's opinion, these "self-correcting" structural features of CLOs offer a margin of safety for CLO debt investors and have contributed to the low historical default rate on CLO debt[1]

---

1. Reflects the Adviser's current opinion only and is subject to change without notice. Investments in CLO securities are subject to risk, including the full loss of principal.





EIC SUPPLEMENTAL INFORMATION

EAGLE POINT
INCOME COMPANY

EIC SUPPLEMENTAL INFORMATION[1]
Income Statement and Balance Sheet Highlights



(Dollar amounts are per share of common stock)[2]	Q3 2019 (Unaudited)
Weighted Average Effective Yield on the Portfolio[3]	8.79%
U.S. GAAP Net Investment Income ("NII")	$0.26
U.S. GAAP Realized Gain/(Loss)	
Total U.S.GAAP NII and Realized Gain/(Loss)	$0.26
Common Share Distributions Paid	($0.29)
Common Share Market Price (period end)	$19.35
Net Asset Value (period end)	$19.27
$ Premium / (Discount)	$0.08
% Premium / (Discount)	0.4%
(Figures Below are in Millions, Except Shares Outstanding)	
Assets	
CLO Debt	$95.7
CLO Equity	13.2
Cash	8.9
Receivables and Other Assets	2.2
Liabilities	
Payables and Other Liabilities	(4.0)
Net Assets	$116.0
Weighted Avg of Common Shares for the Period	5,635,799
Common Shares Outstanding at End of Period	6,018,273

1. Certain of the information contained herein is unaudited as noted above. The information shown above is derived from the Company's September 30, 2019 interim quarterly unaudited financial statements and/or other related financial information.
2. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.
3. Please see footnote 2 on page 20 for important information related to weighted average effective yield.

EIC SUPPLEMENTAL INFORMATION[1]

Portfolio Detail



Issuer	Investment	Principal Amount	Cost	Mark	Fair Value	Coupon / Effective Yield
BB-Rated CLO Debt						
Apidos CLO XXIX, Ltd.	CLO Secured Note - Class D	$5,900,000	$5,718,296	90.58	$5,344,220	L+5.25%
CIFC Funding 2019-V, Ltd.	CLO Secured Note - Class D	5,500,000	5,390,290	98.34	5,408,700	L+6.84%
Octagon Investment Partners 43, Ltd.	CLO Secured Note - Class E	5,200,000	5,096,340	98.00	5,096,000	L+6.60%
Battalion CLO XI Ltd.	CLO Secured Note - Class E	4,600,000	4,502,730	96.38	4,433,480	L+5.98%
OZLM XXI, Ltd.	CLO Secured Note - Class D	4,150,000	4,045,204	88.50	3,672,750	L+5.54%
Vibrant CLO VI, Ltd.	CLO Secured Note - Class E	4,100,000	4,028,361	89.89	3,685,490	L+5.75%
Marathon CLO IX, Ltd.	CLO Secured Note - Class D	4,050,000	3,992,790	86.05	3,485,025	L+6.05%
Carlyle US CLO 2018-2, Ltd.	CLO Secured Note - Class D	3,750,000	3,633,634	88.67	3,325,125	L+5.25%
Rockford Tower CLO 2017-3, Ltd.	CLO Secured Note - Class E	3,750,000	3,717,752	94.50	3,543,750	L+5.75%
Rockford Tower CLO 2018-2, Ltd.	CLO Secured Note - Class E	3,750,000	3,737,885	95.67	3,587,625	L+6.00%
CIFC Funding 2018-1, Ltd.	CLO Secured Note - Class E	3,675,000	3,492,303	89.35	3,283,613	L+5.00%
Barings CLO Ltd. 2018-II	CLO Secured Note - Class D	3,650,000	3,606,894	90.99	3,321,135	L+5.55%
Black Diamond CLO 2017-1, Ltd.	CLO Secured Note - Class D	3,600,000	3,590,984	94.60	3,405,600	L+6.60%
Marathon CLO XIII Ltd.	CLO Secured Note - Class D	3,500,000	3,327,570	92.70	3,244,500	L+6.98%
Octagon Investment Partners 38, Ltd.	CLO Secured Note - Class D	3,300,000	3,229,257	91.60	3,022,800	L+5.70%
Canyon CLO 2019-1, Ltd.	CLO Secured Note - Class E	3,000,000	2,912,534	95.44	2,863,200	L+6.68%
CIFC Funding 2015-II, Ltd.	CLO Secured Note - Class E-R	2,800,000	2,800,000	96.60	2,704,800	L+5.30%
CIFC Funding 2015-I, Ltd.	CLO Secured Note - Class E-RR	2,600,000	2,555,175	93.07	2,419,820	L+6.00%
TICP CLO VII, LTD.	CLO Secured Note - Class E	2,600,000	2,554,500	98.30	2,555,800	L+6.51%
TICP CLO IX, Ltd.	CLO Secured Note - Class E	2,500,000	2,317,611	93.06	2,326,500	L+5.60%
Carlyle US CLO 2019-1, Ltd.	CLO Secured Note - Class D	2,100,000	2,045,781	96.80	2,032,800	L+6.70%
Assurant CLO IV, Ltd.	CLO Secured Note - Class E	2,025,000	2,020,440	99.99	2,024,798	L+7.00%
CIFC Funding 2019-III, Ltd.	CLO Secured Note - Class D	1,900,000	1,870,233	98.69	1,875,110	L+6.80%
Vibrant CLO VIII, Ltd.	CLO Secured Note - Class D	1,750,000	1,695,284	87.45	1,530,375	L+5.75%
York CLO-2 Ltd.	CLO Secured Note - Class E-R	1,605,000	1,506,505	92.11	1,478,366	L+5.65%
Battalion CLO XII Ltd.	CLO Secured Note - Class E	1,458,000	1,405,243	91.85	1,339,173	L+6.09%
Madison Park Funding 42 LTD	CLO Secured Note - Class E	1,400,000	1,330,880	94.11	1,317,540	L+6.05%
Dryden 64 CLO, Ltd.	CLO Secured Note - Class E	1,300,000	1,280,731	91.75	1,192,750	L+5.60%
Madison Park Funding XXVII, Ltd.	CLO Secured Note - Class D	1,250,000	1,157,417	88.73	1,109,125	L+5.00%
Octagon Investment Portfolio Partners 41, Ltd.	CLO Secured Note - Class E	1,250,000	1,239,167	98.10	1,226,250	L+6.90%
Octagon Investment Partners 37, Ltd.	CLO Secured Note - Class D	1,200,000	1,174,076	89.82	1,077,840	L+5.40%
Black Diamond CLO 2016-1, Ltd.	CLO Secured Note - Class D-R	1,050,000	980,949	83.29	874,545	L+5.60%
Cook Park CLO, Ltd.	CLO Secured Note - Class E	1,000,000	982,099	90.56	905,600	L+5.40%
CIFC Funding 2018-II, Ltd.	CLO Secured Note - Class D	950,000	933,655	94.37	896,515	L+5.85%
Octagon Investment Partners 39, Ltd.	CLO Secured Note - Class E	950,000	941,917	92.41	877,895	L+5.75%
Ares XLV CLO Ltd.	CLO Secured Note - Class E	800,000	785,434	94.93	759,440	L+6.10%
Barings CLO Ltd. 2018-IV	CLO Secured Note - Class E	750,000	746,462	92.21	691,575	L+5.82%
LCM XVIII, L.P.	CLO Secured Note - Class E-R	600,000	598,183	90.99	545,940	L+5.95%
Palmer Square CLO 2018-1, Ltd	CLO Secured Note - Class D	570,000	529,305	90.83	517,731	L+5.15%
Carlyle US CLO 2018-1, Ltd.	CLO Secured Note - Class D	550,000	548,284	89.30	491,150	L+5.75%
Dryden 37 Senior Loan Fund, Ltd.	CLO Secured Note - Class E-R	$500,000	$481,281	88.75	$443,750	L+5.15%
B-Rated CLO Debt						
CIFC Funding 2018-IV, Ltd.	CLO Secured Note - Class E	$2,000,000	$1,839,194	87.54	$1,750,800	L+7.70%
CLO Equity						
Octagon Investment Partners 43, Ltd.	CLO Income Note	$5,750,000	$4,968,575	86.41	$4,941,695	12.28%
Marathon CLO XIII Ltd.	CLO Subordinated Note	5,300,000	4,889,250	78.00	3,960,110	14.05%
Venture 37 CLO, Limited	CLO Subordinated Note	$5,200,000	$4,680,000	86.75	$4,302,627	16.87%

1. Source: Schedule of Investments of the Company's September 30, 2019 unaudited financial statements.

Past performance is not indicative of, or a guarantee of, future performance. No representation is being made as to the applicability of historical statistics to future periods. Please see Important Information on page 1.

EIC SUPPLEMENTAL INFORMATION
Portfolio Summary



The Company's portfolio was 86.3% BB-Rated CLO Debt, 1.6% B-Rated CLO Debt, and 12.1% CLO Equity[1]

Summary Statistics[2]	
WA Yield on the Portfolio	8.79%
WA Yield on CLO Debt	7.99%
WA Coupon on CLO Debt	L + 6.00%
WA Mark on CLO Debt	92.96%
WA Effective Yield on CLO Equity	14.35%

Summary of Underlying Portfolio Characteristics[3]	
Number of Unique Underlying Loan Obligors	1,273
Largest Exposure to an Individual Obligor	1.07%
Average Individual Loan Obligor Exposure	0.08%
Top 10 Obligors Loan Exposure	5.77%
Currency: USD Exposure	100.00%
Indirect Exposure to Senior Secured Loans[4]	98.03%
WA Junior OC Cushion	4.59%
WA Market Value of Loan Collateral	97.10%
WA Stated Loan Spread	3.57%
WA Loan Rating[5]	B+/B
WA Loan Maturity	5.2 years
WA Remaining CLO Reinvestment Period	3.6 years

Asset Type Summary[1]

BB-Rated CLO Debt: $93.9mm (86.3%)



B-Rated CLO Debt: $1.8mm (1.6%)

CLO Equity: $13.2mm (12.1%)

Note: Chart above is based on fair market value.

Past performance is not indicative of, or a guarantee of, future performance. No representation is being made as to the applicability of historical statistics to future periods. Please see Important Information on page 1.

1. Represents the fair value of investments as of September 30, 2019.
2. WA (Weighted Average). Weighted average coupon of CLO debt and weighted average mark of CLO debt are based on relative par amounts as of September 30, 2019. Weighted average effective yield on the portfolio of investments is estimated based upon the estimated fair market value of the investments, current projections of the amounts and timing of each investment's recurring distributions (which for CLO debt securities reflects the scheduled coupon payments and for CLO equity securities reflects various assumptions), and the estimated amounts and timing of principal payments (which may differ from the scheduled maturity date of an investment). The weighted average effective yield is calculated based on the amortized current cost of investments. This statistic is being provided for informational purposes only and does not necessarily reflect the yield at which the Company's records its investment income for each investment. The estimated yield and investment cost may ultimately not be realized.
3. The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO" and other related investments held by the Company as of September 30, 2019 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to September 2019 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, September 2019 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of September 30, 2019 and this data may not be representative of current or future holdings. The Weighted Average Remaining Reinvestment Period information is based on the fair value of CLO equity and debt investments held by the Company at the end of the reporting period.
4. Data represents aggregate indirect exposure. We obtain our exposure in underlying senior secured loans indirectly through our CLO and related investments.
5. Credit ratings shown are based on those assigned by Standard & Poor's Rating Group, or "S&P," or, for comparison and informational purposes, if S&P does not assign a rating to a particular obligor, the weighted average rating shown reflects the S&P equivalent rating of a rating agency that rated the obligor provided that such other rating is available with respect to a CLO or related investment held by us. In the event multiple ratings are available, the lowest S&P rating, or if there is no S&P rating, the lowest equivalent rating, is used. The ratings of specific borrowings by an obligor may differ from the rating assigned to the obligor and may differ among rating agencies. For certain obligors, no rating is available in the reports received by the Company. Such obligors are not shown in the graphs and, accordingly, the sum of the percentages in the graphs may not equal 100%. Ratings below BBB- are below investment grade. Further information regarding S&P's rating methodology and definitions may be found on its website (www.standardandpoors.com).



Obligor and Industry Exposures

As of September 30, 2019, EIC has exposure to 1,273 unique underlying borrowers across a range of industries

Obligor and Industry Exposure

Top 10 Underlying Obligors[1,2]	% Total
Altice	1.1%
Asurion	0.7%
TransDigm	0.6%
CenturyLink	0.5%
Numericable	0.5%
Envision Healthcare Holdings	0.5%
Energy Future Holdings	0.5%
Kindred Healthcare	0.5%
Panther BF Aggregator 2 LP	0.5%
Valeant Pharmaceuticals International	0.5%
Total	**5.8%**

Top 10 Industries of Underlying Obligors[1,2]	% Total
Technology	9.7%
Health Care	8.6%
Publishing	7.3%
Financial Intermediaries	6.2%
Lodging & Casinos	5.5%
Commercial Services & Supplies	5.3%
Telecommunications	5.2%
Chemicals & Plastics	4.0%
Building & Development	3.8%
Utilities	3.3%
Total	**58.9%**

1. The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO", equity and related investments (i.e., loan accumulation facilities) held by the Company as of September 30, 2019 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to September 2019 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, September 2019 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of September 30, 2019 and this data may not be representative of current or future holdings.
2. The look-through data shown is adjusted to skip incomplete obligors information provided on the trustee report; if it was shown, it would represent 1.4%. Industry categories are based on the S&P industry categorization of each obligor as reported in CLO trustee reports to the extent so reported. Certain CLO trustee reports do not report the industry category of all of the underlying obligors and where such information is not reported, it is not included in the summary look-through industry information shown; if they were reflected, they would represent 5.7%.



Prior to 2022, only 2.5% of EIC's underlying loan portfolio is scheduled to mature

Maturity Distribution of Underlying Obligors[1]

% of Fund Exposure

Maturity	% of Fund Exposure
2019	0.0%
2020	0.5%
2021	2.0%
2022	5.1%
2023	12.2%
2024	26.6%
2025	35.0%
2026+	18.5%

(1) The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO", equity and related investments (i.e., loan accumulation facilities) held by the Company as of September 30, 2019 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to September 2019 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, September 2019 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of September 30, 2019 and this data may not be representative of current or future holdings.





SELECTED MARKET DATA

EAGLE POINT INCOME COMPANY

SELECTED MARKET DATA
Loan Credit Fundamentals



Average Leverage Multiples of Outstanding Loans (Debt/EBITDA)[1]



Average Interest Coverage Multiples of Outstanding Loans (EBITDA/Interest)[1]



Average Leverage Multiples of Newly Issued Loans (Debt/EBITDA)[2]



Average Interest Coverage Multiples of Newly Issued Loans (EBITDA/Interest)[2]



Source: S&P LCD.

1. Data based on the weighted average ongoing leverage and interest coverage multiples of all public issuers within the S&P/LSTA Leveraged Loan Index. As of June 30, 2019, this included approximately $214 billion of outstanding loans.

2. Data based on the average point-in-time leverage and interest coverage multiples of newly issued large corporate loans during the period and does not reflect their ongoing financial performance.

SELECTED MARKET DATA
Loan Credit Fundamentals





Annual Revenue Change (YoY) for Below Investment Grade Companies[1]



Annual EBITDA Change (YoY) for Below Investment Grade Companies[1]

Source: S&P LCD.

1. Data based on the average annual revenue and EBITDA change (YoY) for public issuers within the S&P/LSTA Leveraged Loan Index. As of June 30, 2019, this included approximately $214 billion of outstanding loans.





Eagle Point Income Company Inc.
600 Steamboat Road, Suite 202
Greenwich, CT 06830
www.EaglePointIncome.com

ICR (Media and Investor Relations)
IR@eaglepointincome.com
(203) 340 8510